Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

OCEAN MANAGEMENT HOLDINGS LIMITED,

OCEAN MANAGEMENT MERGER SUB LIMITED

and

QUNAR CAYMAN ISLANDS LIMITED

Dated October 19, 2016

ii

iii

AGREEMENT AND PLAN OF MERGER, dated October 19, 2016 (this “Agreement”), among Ocean Management Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2016 Revision, as consolidated, revised and amended) of the Cayman Islands (the “CICL”), Parent and the Company will enter into a statutory merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Ctrip.com International, Ltd. and Ocean Management Limited (each a “Guarantor” and collectively, the “Guarantors”) has executed and delivered to the Company a limited guarantee, dated the date hereof, in favor of the Company pursuant to which such Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement (each a “Limited Guarantee” and collectively, the “Limited Guarantees”);

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Sub has authorized and approved the Plan of Merger; and

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Rollover Shareholders has executed and delivered to Parent a support agreement (the “Support Agreement”), dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders each agree to (a) receive no consideration for the cancellation of certain Shares (as defined below) (the “Rollover Shares”) held by each of them as set forth therein, and will subscribe for or otherwise receive, or cause such Rollover Shareholder’s affiliates to subscribe for or otherwise receive, newly issued shares of Parent, at or immediately prior to the Effective

Time, and (b) vote their respective Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01          The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company.  As a result of the Merger, the Merger Sub shall be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02          Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the third Business Day following the day on which the last of the conditions set forth in Article VII is satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of those conditions) in accordance with this Agreement, or at such other date or place as is agreed to in writing by the Company and Parent. Such date when the Closing actually occurs being the “Closing Date”.

Section 1.03          Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL.  The Merger shall become effective upon the date when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands, or as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04          Effects of the Merger.

At and after the Effective Time, the Merger shall have the effect specified in this Agreement, the Plan of Merger and applicable provisions of the CICL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05          Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the Surviving Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time (i) all references to the name “Ocean Management Merger Sub Limited” in the memorandum and articles of association of the Surviving Company shall be amended to “Qunar Cayman Islands Limited” and (ii) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger.

Section 1.06          Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company upon the Effective Time or the directors as set forth in the Plan of Merger, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01          Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)           each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist in consideration and exchange for the right to receive US$10.13 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)           each American Depositary Share, representing three Class B ordinary shares (an “ADS” or, collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled and cease to exist in consideration for the right to receive US$30.39 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)           each Share represented by ADSs outstanding immediately prior to the Effective Time (other than the Excluded Shares), shall cease to exist and shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)           each of the Excluded Shares and ADSs representing such Excluded Shares issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof be cancelled and cease to exist without payment of any consideration or distribution therefor;

(e)           each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and shall thereafter represent only the right to receive the applicable payments set forth thereunder;

(f)            each ordinary share, par value US$1.00, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.001, of the Surviving Company.  Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(g)           the Surviving Company shall amend its register of members to reflect the transactions set forth in this Section 2.01.

Section 2.02          Share Incentive Plans and Outstanding Share Awards.

(a)           At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable.

(b)           Each former holder of a Company Share Award (other than a former holder of any Company Share Award that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one or more of its designated parties, as soon as practicable after the Effective Time (without interest), the following consideration: (i) with respect to any vested portion of any Company Share Award as of immediately prior to the Effective Time, such number of Ctrip ADSs calculated by (A) the number of Shares underlying such vested portion of such Company Share Award, multiplied by (B) a ratio that ensures equivalent economic value with such vested portion of such Company Share Award (calculated in good faith in compliance with the relevant award agreement with the former holder of such Company Share Award and the ESOP Framework Agreement) (the “Vested Award Exchange Ratio”), against the payment by the former holder of such Company Share Award of the full amount of exercise price payable per Share with respect to such vested portion of such Company Share Award; and/or (ii) with respect to any unvested portion of any Company Share Award as of immediately prior to the Effective Time, an option of Ctrip to purchase ordinary shares, par value US$0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, shall entitle the applicable holder thereof to such number of ordinary shares of Ctrip calculated as (A) the number of Shares underlying such unvested portion of such Company Share Award, multiplied by (B) the Vested Award Exchange Ratio divided by eight (8), at such exercise price and such vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with such unvested portion of such Company Share Award.  For the avoidance of doubt, in connection with the payment of consideration contemplated under sub-section (i) above, the Surviving Company and/or its designated part(ies) shall not be obligated to make the payment unless and until the holder pays the full amount of exercise price payable per Share issuable under the vested portion of the Company Share Award.

(c)           Each former holder of any Company Share Award shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(d)           At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Share Awards, to effectuate the provisions of this Section 2.02.  Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Share Awards informing such holder of the effect of the Merger on their Company Share Awards.

Section 2.03          Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenter Right”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their Dissenter Rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be Dissenting Shares and (ii) be cancelled and cease to exist as of the Effective Time, in exchange for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b)           The Company shall give Parent (i) prompt notice of any notices of objection or notice of dissent to the Merger or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such objections, notices, dissents or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or demands or approve any withdrawal of any such Dissenter Rights or demands.

(c)           In the event that any written notices of dissents or objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval and authorization of the Merger by shareholders of the Company at the Shareholders’ Meeting.

Section 2.04          Exchange of Share Certificates, etc.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall appoint a paying agent that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a) and 2.01(b)(collectively, the “Merger Consideration”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares and Dissenting Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)           Exchange Procedures.

(i)     As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of such Share Certificate as provided in Section 2.04(c)) and each registered holder of Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) but in each case excluding the Dissenting Shares and the Excluded Shares, shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares (other than Excluded Shares and Dissenting Shares) held by such registered holder multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company prior to the Effective Time, the Per Share Merger Consideration in respect of each such Share may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Share and evidence that any applicable share transfer taxes have been paid or are not applicable.

(ii)   Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs with respect to each ADS held by them (other than ADSs representing the Excluded Shares) upon surrender by them of each ADS. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders (other than any ADS cancellation or termination fee payable in accordance with the Deposit Agreement).  No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

(c)           Lost Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)           Untraceable Shareholders.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered.  Dissenting Shareholders and holders of Shares or ADSs who are untraceable and who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)           Adjustments to Merger Consideration.  The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to appropriately reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Shares represented by each ADS or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, provided, however, that the aggregate Merger Consideration pursuant to and set forth in this Article II shall not be subject to change solely as a result of any such change with respect to Shares.

(f)            Investment of Exchange Fund.  The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion.  Earnings from investments shall be the sole and exclusive property of the Surviving Company.

(g)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than the Excluded Shares), and ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Sections 2.01(a) and 2.01(b).  Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(h)           No Liability.  None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) or dividends or distributions with respect thereto, for any amount delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)            Withholding Rights.  Each of Parent, the Surviving Company, Merger Sub, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to this Agreement), without double counting, shall only be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law and that are either (i)  compensatory-related withholding with respect to holders of Company Share Awards on account of their Company Share Awards or (ii) U.S. federal backup withholding tax to a payee that does not provide the required documentation with respect to its U.S. tax status.  In the event that Parent, the Surviving Company or Merger Sub becomes aware that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the parties hereto shall consult with each other in good faith regarding such determination. To the extent that such permitted amounts are so withheld by Parent, the Surviving Company, the Merger Sub, the Paying Agent or the Depositary (or such other Person), as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Company, the Paying Agent or the Depositary (or such other Person), as the case may be.

Section 2.05          No Transfers.  From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06          Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company America (the “Depositary”) to terminate the deposit agreement, dated October 31, 2013 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder and as filed with the SEC on October 18, 2013 (as subsequently amended, the “Deposit Agreement”) in accordance with its terms.

Section 2.07          Agreement of Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of each of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by (a) reference to the disclosures in the forms, reports and documents filed or furnished with SEC prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure, and (b) disclosures set forth or referenced in the Company Disclosure Schedule. The parties agree that each disclosure set forth in the Company Disclosure Schedule shall be deemed to (whether or not an explicit cross reference appears) qualify or modify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on the face of such disclosure.  Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 3.01          Organization and Qualification.

(a)           Each of the Group Companies is duly organized, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted.  Each Group Company is duly qualified or licensed to do business, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed that have not had a Material Adverse Effect.

(b)           Except for the Company and its Subsidiaries disclosed in the Company SEC Reports and the Company Disclosure Schedule, as of the date hereof, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business in each case that is material to the Group Company or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement, in each case that is material to the business of the Company or the Group Company.

Section 3.02          Memorandum and Articles of Association.

The memorandum and articles of association or equivalent organizational documents, each as amended as of the date hereof, of the Company and each of its Subsidiaries are in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03          Capitalization.

(a)           The authorized share capital of the Company is US$800,000, divided into 800,000,000 ordinary shares, of a par value of US$0.001 each, consisting of 303,344,804 Class A ordinary shares and 496,655,196 Class B ordinary shares.  As of the date of this Agreement, (i) six (6) Class A ordinary shares and 438,436,622 Class B ordinary shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 4,222,662 Class B ordinary shares have been issued to the Depositary and are held in the Company’s name and reserved for future issuance pursuant to outstanding Company Share Awards granted pursuant to the Share Incentive Plans (and for the avoidance of doubt, such Shares are not included in the number of issued and outstanding Shares set forth in clause (i) above), (iii) no ordinary shares are held in the treasury of the Company and (iv) no preferred shares are issued and outstanding.  Except for this Agreement, the Company Share Awards and the Support Agreement, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company.  The Company does not have outstanding, as of the date hereof, any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)           The following information with respect to each Company Share Award outstanding as of the date hereof has been furnished to Parent: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires and (vii) other material terms and conditions of such Company Share Award.  The grant of each outstanding Company Share Award was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plans and all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. Except as otherwise already disclosed to Parent, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions.

(c)                                  The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Share Awards.

(d)                                 There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person.

(e)                                  The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by the relevant Group Company free and clear of all Liens, other than Permitted Liens. Subject to limitations imposed by applicable Law and other than as restricted by Permitted Liens, such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities of its Subsidiaries.

Section 3.04                             Authority Relative to This Agreement; Fairness.

(a)                                 The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and subject to obtaining the Requisite Company Vote, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, except for the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 233(6) of the CICL (the “Requisite Company Vote”).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, acting upon the recommendation of the Special Committee, has, as of the date hereof (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) resolved to recommend that the holders of the Shares approve and authorize this Agreement, the Plan of Merger and the Transactions (the “Company Recommendation”).  The Company Board, acting upon the recommendation of the Special Committee, has, as of the date hereof, directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c)                                  The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Merger Consideration to be received by holders of Shares and ADSs (in each case, other than the holders of Excluded Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for information purpose only.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote (if necessary) is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such breaches, defaults or other occurrences which would not have a Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule

13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of The NASDAQ Stock Market (the “NASDAQ”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette in each case pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger and other Transactions or (y) have a Material Adverse Effect.

Section 3.06                             Permits; Compliance with Laws.

(a)                                 Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders (“Permits”) of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to lawfully carry on its business as it is now being conducted (the “Material Company Permits”) as of the date hereof. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Without limiting the generality of the foregoing, all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of each Group Company and its capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.  Each Group Company organized in the PRC has complied with all applicable PRC Laws regarding the contribution and payment of its registered capital, in material respects.

(b)                                 No Group Company is in default, breach or violation of any Law applicable to it in material respects (including without limitation, (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected. No Group Company has received any notice or communication in writing of any material non-compliance with any applicable Laws that has not been cured.

(c)                                  No Group Company or, to the knowledge of the Company, any directors, officers, employees or agents that act on behalf of a Group Company (the “Company Representative”) have violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of Anything of Value, to any Government Official or to any Person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person:

(i)             for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group

Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii)          in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d)                                 No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d).

(e)                                  No officer, director or employee of any Group Company is a Government Official.

(f)                                   Each Group Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials to the extent as required by GAAP.

(g)                                  No Group Company nor, to the knowledge of the Company, any Company Representative (i) is currently subject to any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury; or (ii) has violated, or operated not in compliance with, any applicable economic sanctions, export restrictions, anti-boycott regulations or embargo regulations.

(h)                                 This Section 3.06 does not relate to Taxes, which are the subject of Section 3.15.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has timely filed or furnished, as applicable, all required forms, reports and documents with the SEC since November 1, 2013 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed.  No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.  The Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders’ equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the published rules promulgated by the SEC relating to unaudited financial statements). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.

(c)                                  The Company has implemented disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer or other Persons performing similar functions by others within those entities.

(d)                                 Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 14, 2016, including the notes thereto (the “2015 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), except for liabilities and obligations (1) incurred in the ordinary course of business consistent with past practice since December 31, 2015, or (2) incurred pursuant to this Agreement or in connection with the Transactions or (3) that would not have a Material Adverse Effect.

(e)                                  The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

Section 3.08                             Proxy Statement.

The information supplied by the Company for the inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement of a material fact which, at the time and in light of the circumstances under which it is made, is untrue or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any statement of a material fact which, at the time and in light of the circumstances under which it is made, is untrue, or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09                             Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and except as expressly contemplated by this Agreement or otherwise already disclosed to Parent, since December 31, 2015, the Group Companies have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a)                                 any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)                                 (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any wholly-owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Share Awards or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards or (C) the acquisition by the Company of its securities in connection with the net exercise of Company Share Awards in accordance with the terms thereof;

(c)                                  any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d)                                 any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e)                                  (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president (or its equivalent) or above, except to the extent required by applicable Laws;

(f)                                   any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(g)                                  any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution,

scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)                                 any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i)                                     any agreement to do any of the foregoing.

Section 3.10                             Absence of Litigation.

Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority.  As of the date hereof, no Group Company, nor any share, security, equity interest, or property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority, in each case except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.11                             Employment Matters.

(a)                                 Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the compensation or benefits provided to any employee of the Company or any Subsidiary thereof.

(b)                                 Except as already disclosed to Parent, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)                                  Except as disclosed to the Parent or the Rollover Shareholders, the Company and its Subsidiaries do not maintain any plan, agreement or arrangement, formal or informal, that provides benefits in the nature of severance and it does not have outstanding any liabilities with respect to any severance benefits available under any plan, agreement or arrangement.

(d)                                 Each Group Company (i) is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of social security Taxes or any other Taxes and other sums as required by the appropriate Governmental Authority, (ii) has, in all material respects, withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such

Governmental Authority, the amounts required to be withheld from or paid with respect to employees (including the withholding and payment of all individual income Taxes), and (iii) is not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.  To the Company’s knowledge, there is no material claim with respect to payment of wages, salaries, commissions or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company.  No Group Company is a party to, or otherwise bound by, any material consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices.  There is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted, or is now pending or, to the Company’s knowledge, threatened in writing with respect to any Group Company.

(e)                                  With respect to each Company Benefit Plan, (i) all material payments due from the Company or its Subsidiaries as of the date hereof have been made and all amounts properly accrued as of the date hereof, or as of the Closing Date, as liabilities of the Company and its Subsidiaries that have not been paid have been properly recorded on the books of the Company and (ii) there are no pending or to the knowledge of the Company, threatened proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan that would constitute a Material Adverse Effect.  Each Company Benefit Plan is operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects.  Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Benefit Plan has been duly accrued and made on a timely basis in all material respects.  There are no material claims or legal proceedings pending or, to the knowledge of the Company, threatened in writing against any Company Benefit Plan or against the assets of any Company Benefit Plan.  There is no outstanding order by any Governmental Authority against the Company Benefit Plans.

(f)                                   The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to newly grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

Section 3.12                             Labor Matters.

(a)                                 No Group Company is party to any labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b)                                 Except as would not constitute a Material Adverse Effect, (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Group Companies is in compliance with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company; and (iii) neither the Company nor any of its Subsidiaries is in default with respect to any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for its employees.

Section 3.13                             Real Property; Title to Assets

(a)                                 The Company does not own or have legal or equitable title to any real property.

(b)                                 Each of the leases, subleases and other agreements (the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”), each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, except where the invalidity, non-binding effect or unenforceability of such Real Property Lease would not constitute a Material Adverse Effect.  All rent and other sums and charges payable by the Group Companies as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease.  Each of the Group Companies has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens (except for Permitted Liens).

(c)                                  No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)                                 Except as would not have a Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets used in their business (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens).

Section 3.14                             Intellectual Property.

(a)                                 The Group Companies own or have a valid and enforceable right or license to use (in substantially the manner in which the same is being used on the date hereof), all Intellectual  Property that is used by the Group Companies and material to the business of the Group Companies taken as a whole.  With respect to each item of Intellectual Property owned by any Group Company that is material to the business of the Group Companies taken as a whole (“Company Owned Intellectual Property”), such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all encumbrances (other than Permitted Liens), and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business.  The Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part in a proceeding before any Governmental Authority against any Group Company. To the knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property in material aspects.

(b)                                 With respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual

Property in the continued operation of its respective business in accordance with the terms of the license agreement (to which such Group Company is a party) governing such Company Licensed Intellectual Property. Each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder.  Except where the failure to do so would not constitute a Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and to the knowledge of the Company, the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or Subsidiaries to maintain their validity or effectiveness. Neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect in material respects any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(c)                                  The Group Companies have taken commercially reasonable measures to protect the confidentiality, integrity and security of confidential or proprietary information, and trade secrets of the Group Companies, confidential or proprietary information and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof, and confidential or proprietary information and trade secrets developed by the Company or any of its Subsidiaries but based on Contract or operation of applicable Law belonging to their customers, clients or other Persons, and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof (together, the “Trade Secrets”); and (ii) to the knowledge of the Company, except as would not have a Material Adverse Effect, there has been no possession, disclosure or use of any Trade Secrets, and, no Trade Secrets have been obtained, used, from the Group Companies by, or disclosed by any Person, except pursuant to and in accordance with valid non-disclosure and/or license agreements or pursuant to duties or obligations arising by operation of applicable Law.

(d)                                 The conduct of the business of each Group Company as currently conducted is not materially infringing upon or misappropriating any Intellectual Property rights, including rights of privacy and publicity of any third party and no material claim has been asserted against any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates any Intellectual Property rights. There are no material pending or, to the knowledge of the Company, threatened written claim or proceeding before any Governmental Authority by any Person against any Group Company alleging infringement, dilution, or misappropriation by such Group Company of the Intellectual Property rights of such Person, demands or unsolicited offers for such Group Company to license any Intellectual Property from such Person, or challenges to the validity, enforceability or ownership of, or the right to use, any Company Owned Intellectual Property. To the knowledge of the Company, no Person is materially infringing, diluting or misappropriating any Company Owned Intellectual Property.

Section 3.15                             Taxes.

(a)                                 Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings.  All such Tax returns are true, accurate and complete in all material respects. No taxing authority or agency is asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith.  There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company.  Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law in all material respects.  No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax. The accruals and reserves for material Taxes reflected in the 2015 Annual Report are adequate to cover all material Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP.  There are no material Tax liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current material Taxes not yet due.  No Group Company is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all material Tax returns. There are no unresolved claims by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

(b)                                 Neither the Company nor any Subsidiary incorporated outside of the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(c)                                  Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities in material respects.  No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates.  No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened.  The consummation of the Transactions shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 3.16                             No Secured Creditors; Solvency.

(a)                                 Except as already disclosed to Parent, no Group Company has any secured creditors holding a fixed or floating charge or security interest.

(b)                                 No Group Company has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.  Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.17                             Material Contracts.

(a)                                 Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act. Each Contract of the type described in the second half of the immediately preceding sentence which any of the Company or its Subsidiaries is a party to or bound by, is referred to herein as a “Material Contract.”

(b)                                 (i) Each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.18                             Insurance.

The Group Companies maintain insurance coverage with reputable insurers or self-insurance programs in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance.  No Group Company has any reason to believe that it will not be able to renew any of its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. None of the Group Companies (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies or (ii) have been denied any insurance coverage which it has sought or for which it has applied.

Section 3.19                             Interested Party Transactions.

None of the officers or directors of the Company is presently a party to any transaction with the Company which would be required to be reported under Item 404 of Regulation S-K of the SEC, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 3.20                             Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) do not, and will not, apply to this Agreement or the Transactions.

Section 3.21                             Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22                             No Additional Representations.

Except for the representations and warranties set forth in this Article III, none of the Group Companies or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to any Group Company, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Parent and Merger Sub acknowledge the foregoing. The Company will not have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                             Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement.

Section 4.02                             Capitalization of Parent and Merger Sub; No Prior Activities.

(a)                                 The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share, and one (1) ordinary share is validly issued and outstanding as of the date hereof.

(b)                                 The authorized share capital of Merger Sub consists of 50,000 ordinary shares, par value US$1.00 per share, and one (1) ordinary share is validly issued and outstanding as of the date hereof.  Parent owns 100% of the issued and outstanding share capital of Merger Sub.

(c)                                  Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions.  Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, each of Parent and Merger Sub has not and will not, prior to the Effective Time, have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.03                             Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub and the consummation by Parent and Merger Sub of the

Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of the NASDAQ, and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette in each case pursuant to the CICL.

(c)                                  Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.05                             Financing.

(a)                                 Parent has delivered to the Company (i) a true, complete and correct copy of an executed equity commitment letter, dated October 19, 2016, between Parent and the Sponsor (the “Equity Financing Document”), pursuant to which such Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”), and (ii) a true, complete and correct copy of the Support Agreement (together with the Equity Financing Document, the “Financing Documents”, and the transactions under Article II of the Support Agreement, together with the Equity Financing, the “Financing”) duly executed by each party thereto.

(b)                                 As of the date hereof, (i) each of the Equity Financing Document and the Support Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), specifically enforceable in accordance with the terms and conditions thereof, (ii) neither the Equity Financing Document nor the Support Agreement has been amended or modified and, to the knowledge of Parent, no such amendment or modification is contemplated, and the respective commitments contained in the Equity Financing Document and the Support Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated other than as permitted under Section 6.14 and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Equity Financing Document or the Support Agreement by Parent, Merger Sub or, to the knowledge of Parent, any other party thereto.

(c)                                  Assuming (i) the Equity Financing occurs in accordance with the Equity Financing Document, and (ii) the transactions contemplated by Article II of the Support Agreement are consummated in accordance with the terms of the Support Agreement, and (iii) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, at and after the Closing, all funds sufficient to (1) consummate the Transactions on the terms contemplated by this Agreement (including to make all payments required under Sections 2.01(a) and 2.01(b)), and (2) pay any other amounts required to be paid in connection with the consummation of the Merger, the Equity Financing and the other Transactions, and to pay all related fees and expenses associated therewith.  The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions. Parent and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Financing Documents prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay all other commitment fees and other fees arising under the Financing Documents as and when they become due and payable thereunder.  There are no side letters or other oral or written Contracts relating to the transfer, contributing, funding or investing, as applicable, of the full amount of the Financing to which Parent or any of its Affiliate is a party other than (i) as expressly set forth in the Financing Documents (ii) any customary engagement letter(s) and (iii) non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Financing.

(d)                                 Other than the Consortium Agreement, the Support Agreement and the Limited Guarantee, none of Parent, Merger Sub or any of their respective Affiliates, is a party to or otherwise bound by any Contracts, or has any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other Transaction.

Section 4.06                             Limited Guarantees.

Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company a duly executed Limited Guarantee.  Each of the Limited Guarantees is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the corresponding Guarantor subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under any of the Limited Guarantees.

Section 4.07                             Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08                             Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact which, at the time and in light of the circumstances under which it was made, is false, or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.09                             Absence of Litigation.

There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority that, individually or in the aggregate, would prevent or materially delay consummation of the Transactions by Parent or Merger Sub.  Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, which, individually or in the aggregate, would prevent or materially delay consummation of the Transactions by Parent or Merger Sub.

Section 4.10                             No Secured Creditors.

None of Parent, Merger Sub or any of their respective Affiliates has any secured creditors holding a fixed or floating charge or security interest in respect of Parent, Merger Sub or their securities.

Section 4.11                             Ownership of Shares.

Other than the Rollover Shares, none of Parent, Merger Sub, Sponsor, the Rollover Shareholders or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants other rights to acquire Shares or other securities of, or any other economic interest in, the Company or any of its Subsidiaries.

Section 4.12                             Solvency.

(a)                                 None of Parent, Merger Sub or any of their respective Affiliates has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does such Person have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.  Neither Parent nor Merger Sub is, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will be, Insolvent.

(b)                                 After giving effect to the Transactions to occur at the Closing, the Surviving Company will not be Insolvent at or immediately after the Effective Time, assuming (a) satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth herein or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set for in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects).

Section 4.13                             No Additional Representations.

Except for the representations and warranties set forth in this Article IV, none of Parent, Merger Sub or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. None of Parent, Merger Sub or any other Person on behalf of any of them will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

Section 4.14                             No Other Company Representations or Warranties.

Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (a) no member of the Company Group (as defined below) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to any member of the Parent Group or any other Person, and (b) no member of the Company Group will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to any member of the Parent Group, resulting from the delivery, dissemination or any other distribution to any member of the Parent Group of any information in connection with this Agreement and the Transactions, or the use of any such information by any member of the Parent Group.

Section 4.15                             Non Reliance on Company Estimates, Projections, Forecasts, Plans and Forward Looking Statements.

Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans and other forward looking statements, (b) that Parent and Merger Sub are taking full responsibility for their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and other forward looking information so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or forward looking information), and (c) that Parent and Merger Sub will have no claim against any member of the Company Group or any other Person, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge and agree that no member of the Company Group nor any other Person, has made or is making any express or implied representation or warranty with respect to any such estimates, projections, forecasts, plans or forward looking statements other than fraud in connection therewith.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                             Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (i) conduct the its businesses in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects, and cause the Group Companies to conduct their respective businesses in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects or at the direction of or with approval from any of Parent, Merger Sub, Sponsor, Rollover Shareholders or their respective Affiliates; and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Group Companies, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Group Companies and to preserve the current relationships of the Group Companies with Governmental Authorities, customers, suppliers and other Persons with which any Group Companies has material relations.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, or as required by applicable Law, the Company shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except at the direction or approval from any of Parent, Merger Sub, Rollover Shareholders or their respective Affiliates:

(a)                                 amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)                                 issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with the exercise of any Company Share Award in accordance with the Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of the Company except pursuant to the terms of any Company Benefit Plan, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company that are material to the business of the Group Companies, taken as a whole, except in the ordinary course of business and in a manner consistent with past practice;

(c)                                  declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries) except pursuant to the exercise or settlement of Company Share Awards, employee severance, retention, termination, change of control and other contractual rights in existence on the date hereof on the terms in effect on the date hereof;

(d)                                 reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

(e)                                  effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f)                                   (i) acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets, in each case in excess of US$2,000,000 individually or US$5,000,000 in the aggregate; (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$2,000,000 individually or US$5,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances in excess of US$2,000,000 individually or US$5,000,000 in the aggregate; or (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$2,000,000 or capital expenditures which are, in the aggregate, in excess of US$5,000,000 for the Group Companies taken as a whole;

(g)                                  except as otherwise required by Law, or pursuant to any Contract in existence as of the date hereof or the terms of a Company Benefit Plan or as otherwise contemplated by this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director or executive officer (other than the hiring or termination of executive officer with aggregate annual compensation of less than US$500,000), (ii) grant or provide any severance or termination payments or benefits exceeding US$500,000 to any director or executive officer of any Group Company, (iii) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or executive officer of any Group Company, except for those that are in accordance with past practice and have been approved by the Company Board prior to the date hereof, (iv) establish, adopt, amend or terminate any Company Benefit Plan or amend the terms of any outstanding Company Share Awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Benefit Plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vii) forgive any loans to directors or executive officers of the Company;

(h)                                 issue or grant any new Company Share Award to any person under the Share Incentive Plans, except for those that are in accordance with past practice and have been approved by the Company Board prior to the date hereof;

(i)                                     make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP or as a result of a change in Law;

(j)                                    pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(k)                                 enter into, amend, modify or consent to the termination (other than extension at the end of a term in the ordinary course of business) of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of any Group Company’s material rights thereunder;

(l)                                     terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(m)                             commence or settle any Action in excess of US$2,000,000;

(n)                                 (i) abandon or dedicate to the public any item of Company Owned Intellectual Property or (ii) with respect to any Company Owned Intellectual Property registered with or applied to Governmental Authorities and to the extent required by applicable Laws to maintain the validity of such Company Owned Intellectual Property, (A) fail to make any applicable filings with Governmental Authorities when finally due, or (B) fail to pay all required fees and taxes to Governmental Authorities when finally due; in each case, except for expiration of Intellectual Property that cannot be renewed by the Company;

(o)                                 fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(p)                                 engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(q)                                 make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(r)                                    publicly announce an intention, enter into any formal agreement or otherwise make a legal commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                             Proxy Statement and Schedule 13E-3.

Promptly following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, including a notice convening the Company’s Shareholders’ Meeting in accordance with the articles of association of the Company, as amended or supplemented, being referred to herein as the “Proxy Statement”).  Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Schedule 13E-3.  The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as soon as practicable after the date of this Agreement.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.  Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3 and to resolve comments from the SEC.  Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3.  The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable amount of time to review and comment on such document or response, and (ii) shall consider in good faith including in such document or response all comments reasonably proposed by Parent and Merger Sub.  If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02                             Company Shareholders’ Meeting.

(a)                                 The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, (ii) with the assistance of Parent and Merger Sub, prepare, mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur as promptly as reasonably practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”) for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger, and the Transactions, and (iii) instruct the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.  Without the prior written consent of Parent, authorization and approval of this Agreement, the Plan of

Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)                                 Unless there is a Change in the Company Recommendation, subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence and unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company’s obligations to call, give notice of, convene and hold the Shareholders’ Meeting pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure, communication or submission to the Company or any other Person of any Competing Transaction, or by any Change in the Company Recommendation.  Unless there is a Change in the Company Recommendation, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take other actions reasonably necessary or advisable to secure the Requisite Company Vote.

Section 6.03                             Access to Information.

(a)                                 From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonably advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct the Company Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by the, Confidentiality Agreements or any similar agreement with respect to such information, or (B) provide access to or furnish any information if doing so would violate any agreement with any Third Party (provided that, the Company shall use its reasonable efforts to obtain a waiver from the party to such agreement) or any applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any of its Subsidiaries’ privilege with respect thereto.

(b)                                 No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(c)                                  With respect to the information disclosed pursuant to this Section 6.03, the parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements or any similar agreement entered into between the Company and any Person to whom the Company, any of its Subsidiaries or any of their respective Representative provides information pursuant to this Section 6.03.

Section 6.04                             No Solicitation of Transactions.

(a)                                 The Company agrees that neither it nor any of its Subsidiaries nor any of its directors or officers will, and that it will instruct its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information with respect to any Group Company), or knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or would reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information with respect to any Group Company to, any Person in furtherance of or in order to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(c)), or (iv) authorize or permit any of the Company or any of its Subsidiaries, or any Company Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) — (a)(iii) of this Section 6.04.  The Company shall not release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of a Competing Transaction.  The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company attains knowledge thereof), of any bona fide proposal or offer regarding a Competing Transaction, specifying (x) the identity of the party making such proposal or offer and, as applicable, a summary of the material terms and conditions of the oral proposal or offer or copies of the written proposal or offer, and (y) whether the Company has any intention to provide confidential information to such Person.  The Company shall keep Parent informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any third party subsequent to the date hereof which prohibits the Company from providing such information to Parent in accordance with this Section 6.04. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing activities discussions or negotiations with any Person conducted heretofore with respect to a Competing Transaction.

(b)                                 Notwithstanding anything to the contrary in this Section 6.04, prior to the time the Required Company Vote is obtained, the Company Board may directly or indirectly through the Company Representatives (x) contact any Person that has made a proposal or offer regarding a Competing Transaction for the sole purpose of clarifying and understanding the terms and conditions thereof in order to assess whether such offer or proposal is reasonably expected to lead to a Superior Proposal, and (y) furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), in the case of this clause (y), if the Special Committee has (i) determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined, in its good faith judgment (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to violate its fiduciary obligations under applicable Law, and (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least three (3) Business Days prior to taking any such action, and (iv) obtained from such Person an executed confidentiality agreement on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Company’s Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c)                                  Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, a Competing Transaction or (C) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation), within ten (10) Business Days after commencement of such offer (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any other similar document or Contract with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d)                                 Notwithstanding the foregoing, prior to obtaining the Requisite Company Vote, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation and/or terminate this Agreement pursuant to Article VIII if and only if (i) the Special Committee determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that a proposal or offer constitutes a Superior Proposal, or (ii) if an Intervening Event has occurred, and in either case of (i) and (ii), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee and upon advice by outside legal counsel, that failure to make a Change in the Company Recommendation would reasonably be expected to violate its fiduciary obligations under applicable Law; provided that, prior to taking such actions, (1) the Company shall have complied with the requirements of this Section 6.04(d) with respect to such proposal or offer; and (2) in the case of clause (i)

above, Parent does not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Proposal (as defined below), make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal.  Before the Company Board effects a Change in the Company Recommendation and/or terminates this Agreement in response to a Superior Proposal pursuant to the foregoing sentence, the Company shall have satisfied all of the following conditions: it has (A) provided at least five (5) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that the Company Board intends to (x) effect a Change in the Company Recommendation and the manner in which it intends to do so (it being agreed that the Notice of Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Change in the Company Recommendation for purposes of this Agreement) and/or (y) terminate this Agreement, (B) made available its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of this Agreement so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such a presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d).

(e)                                  A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, disposition of assets or business or other similar transaction which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any acquisition by a Third Party of 20% or more of any class of equity securities of the Company; (iii) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or (iv) any combination of the foregoing.

(f)                                   An “Intervening Event” means a material event, occurrence, change or development affecting or related to the Company, its Subsidiaries or their respective business, assets or operations that (i) was neither known to, nor reasonably foreseeable by, the Special Committee on the date of this Agreement and (ii) occurs, arises or becomes known to the Special Committee before receipt of the Requisite Company Vote; provided that in no event shall the receipt of a Superior Proposal constitute an Intervening Event.

(g)                                  A “Superior Proposal” means a written, bona fide offer made by a Third Party for a Competing Transaction (with all percentages included in the definition of Competing Transaction increased to 50%) on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after (x) consultation with its financial advisor and outside legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) or otherwise prior to the time of determination), including financing, regulatory approvals, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company shareholders (other than the holders of Excluded Shares) than the Merger; provided, however, that any such offer shall not be deemed to be a Superior Proposal if the offer is conditional upon any material due diligence review or investigation of the Company or any of its Subsidiaries by the Third Party.

Section 6.05                             Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent and the Surviving Company shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)                                 The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance.  In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)                                  From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that such Person is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Plan of Merger, the Transactions, or the other Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any such Person, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Persons against any and all Damages arising out of acts or omissions in such Persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)                                 In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)                                  The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(f)                                   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06                             Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)                                 any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)                                  any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transaction; and

(d)                                 if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.07                             Further Action; Reasonable Best Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall, or shall cause its Representatives to on its behalf, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; provided, that none of the Company, Parent, Merger Sub or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b)                                 Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and direct or indirect shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.08                             Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.09                             Participation in Litigation.

Prior to the Effective Time, each of Parent and the Company shall (a) give prompt notice to the other party of any Actions by shareholder of the Company commenced or, to the knowledge of Parent or the Company, as the case may be, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised for an aggregate amount in excess of US$2,000,000, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.10                             Resignations.

To the extent requested by Parent in writing at least ten (10) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by Parent.

Section 6.11                             Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent.  Thereafter, at any time prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation in compliance with this Agreement.

Section 6.12                             Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting of the Surviving Company from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13                             Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and

(b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Section 6.14                             Financing.

(a)                                 Each of Parent and Merger Sub shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange and obtain the Financing on the terms and conditions described in the Financing Documents in a timely manner including by using its reasonable best efforts to (i) maintain in effect the Financing Documents, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Documents that are within their respective control, (iii) consummate the Financing, and (iv) fully enforce the parties’ obligations and its rights under the Financing Documents.

(b)                                 Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Documents without the prior written consent of the Company Board if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Equity Financing or the Rollover Shares or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify the Financing in a matter that would (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger or the other Transactions or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Document.

(c)                                  Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing, and reaffirms its obligation to consummate the Merger and the other transactions contemplated hereby, irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VII and the requirements of Section 1.02.

Section 6.15                             Action upon Instruction.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V and Article VI hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction or with the consent of Parent, Merger Sub, Sponsor, any Rollover Shareholder, their respective Affiliates or any equityholder, director or officer of any of the foregoing without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 8.04, or (b) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent any Rollover Shareholder has actual knowledge of such breach or inaccuracy as of the date hereof.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a)                                 Shareholder Approval.  This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”) which is then in effect and has the effect of prohibiting or making illegal the consummation of the Merger.

Section 7.02                             Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03 and 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct would not reasonably be expected to have a Material Adverse Effect or for changes contemplated by this Agreement; and (ii) the representations and warranties set forth in Sections 3.03 and 3.04 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein.

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d)                                 Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

Section 7.03                             Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate any of the Transactions.

(b)                                 Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04                             Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01                             Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the Requisite Company Vote) by mutual written consent of Parent and the Company (acting through the Special Committee) with the approval of their boards of directors.

Section 8.02                             Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the recommendation by the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)                                 the Merger shall not have been consummated on or before the date falling ten (10) months from the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party hereto if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement;

(b)                                 any Governmental Authority of competent jurisdiction over the Merger shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions; provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party hereto if the issuance of such final, non-appealable Order was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement; or

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to a party if the failure to obtain the Requisite Company Vote was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement.

Section 8.03                             Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)                                 a breach in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach by Parent or Merger Sub, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured by Parent or Merger Sub (x) within thirty (30) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.03(a) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if Parent and Merger Sub shall have cured such breach during such thirty (30) Business Day period) or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.02 not being satisfied;

(b)                                 if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03 and (iii) the Merger shall not have been consummated within ten (10) Business Days after the delivery of such notice; or

(c)                                  prior to the receipt of the Requisite Company Vote, (i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04, and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company pays the Company Termination Fee prior to or concurrently with such termination pursuant to this Section 8.03(c).

Section 8.04                             Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)                                 a breach in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach by the Company, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured by the Company (x) within thirty (30) Business Days after it has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.04(a) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if the Company shall have cured such breach during such thirty (30) Business Day period) or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.03 not being satisfied; or

(b)                                 a Company Triggering Event shall have occurred; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if Parent or Merger Sub’s failure to fulfill any of its obligations under this Agreement has been a cause or, or resulted in, such Company Triggering Event.

Section 8.05                             Effect of Termination.

In the event of the termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.03(c), Section 6.11, this Section 8.05, Section 8.06, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06                             Fees Following Termination.

(a)                                 The Company will pay, or cause to be paid, by wire transfer of same day funds, to one or more designees of Parent a cash amount equal to US$40,000,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(c), or (iii) by the Company or Parent pursuant to Section 8.02(c), but if and only if, (A) such failure to obtain the Requisite Company Vote did not result from a breach of Article I of the Support Agreement, (B) at the time of such termination, a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly announced or publicly made known, and not withdrawn, and (C) within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into any definitive agreement implementing or consummates such Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”); such payment to be made, in the case of termination pursuant to clauses (i) and (ii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (iii) above, as promptly as possible (but in any event within two (2) Business Days following the entry into such definitive agreement or the consummation of such Competing Transaction, as the case may be).

(b)                                 Parent will pay, or cause to be paid, by wire transfer of same day funds, to the Company a cash amount equal to US$80,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.

(c)                                  In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable, out of pocket costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06.  Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)                                 Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)                                  Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to

Section 8.06(c) and the guarantee of such obligations pursuant to the Limited Guarantees shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (i) Parent or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent or Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, present and former directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, representatives and their successors and assignees of any of the foregoing (clauses (i) — (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, except in the event of fraud or willful breach, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c), and in no event other than fraud or willful breach shall any Group Company, the direct or indirect shareholders of the Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors, agents, successors or permitted assigns, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c) and from the Guarantors pursuant to the Limited Guarantee.  In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement, other than as set forth in Section 9.08.  For the avoidance of doubt, while the Company may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Parent Termination Fee pursuant to Section 8.06(b), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee. In addition, the Company shall be the only Person entitled to seek payment of the Parent Termination Fee and such expenses.  This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f)                                   Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to perform hereunder or breach any provision of this Agreement (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise), any failure to perform hereunder or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, except in the event of fraud or willful breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c), and in no event (other than in case of fraud or willful breach) shall any of Parent or Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c).  In no event shall any of Parent, Merger Sub or any other member of the Parent Group be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.08.  For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Company Termination Fee pursuant to Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee. In addition, Parent shall be the only Person entitled to seek payment of the Company Termination Fee and such expenses.  This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01                             Non-Survival of Representations, Warranties and Agreements.

None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time.  None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and Article VIII and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

Section 9.02                             Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Level 2

133 Yuan Ming Yuan Ave

Shanghai, China

Attention: Tony Tianyi Jiang

Facsimile: +86 21 5321 1699

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom

c/o 42/F Edinburgh Tower, The Landmark,

15 Queen’s Road Central, Hong Kong

Attention: Z. Julie Gao / Haiping Li

Facsimile: +852 3910 4850 / +852 3910 4835

if to the Company:

Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18

Yard 29, Suzhou Street, Haidian District

Beijing 100080, PRC
Attention:  Xiaolu Zhu
Facsimile:  +86-010-57603545

with a copy to:

Kirkland & Ellis International LLP

c/o 26/F Gloucester Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention:                                         David Zhang

Jesse Sheley

Facsimile:                                         +852-3761-3301

Email:  david.zhang@kirkland.com

jesse.sheley@kirkland.com

Section 9.03                             Certain Definitions.

(a)                                 For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of Anything of Value directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and

Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anything of Value” means cash, gift, travel, meal, entertainment, scholarship, loan at below market rate.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York or Hong Kong.

“Company Benefit Plans” means all benefit and compensation plans of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Share Award” means each Company Option granted by the Company under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation or the Company Board shall have resolved to make a Change in the Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent, Contract, commitment or similar document with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)); or (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation.

“Confidentiality Agreements” means, the confidentiality agreement between the Company and Ocean Management Limited, dated August 14, 2016.

“Consortium Agreement” means that certain consortium agreement entered by and between Ocean Management Limited and Ctrip.com International, Ltd. dated as of the date hereof.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Ctrip” means Ctrip.com International, Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands.

“Ctrip ADSs” means American depositary shares, each representing 0.125 of an ordinary share, par value $0.01 per share, of Ctrip.

“Environmental Law” means any applicable local, provincial or national Law relating to (a) the protection of the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“ESOP Framework Agreement” means certain Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, date as December 9, 2015 and publicly filed by the Company as Exhibit 4.15 to its 2015 annual report on Form 20-F.

“Excluded Shares” means, collectively, (i) the Shares beneficially owned by each Rollover Shareholder, as set forth on Annex B; (ii) Shares held by Parent, the Company or any of their Subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (viii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such Person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such Person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means in any and all jurisdictions worldwide, to the extent protected by applicable Laws, all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including Trade Secrets, know-how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(ii) and (v), and (vii) any and all other similar proprietary rights.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03 of the Company Disclosure Schedule, after inquiry of such individual’s direct reports as would be usual in connection with the ordinary course of, and consistent with the past practice of, such individual’s position at the Company, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, assuming reasonable inquiry within the authority of such individual.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (i) be materially adverse to the business, financial condition, or results of operations of the Group Companies taken as a whole or (ii) prevent or materially delay the consummation of the Transactions; provided, however, that in the case of clause (i), in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been, a “Material Adverse Effect”: (A) changes affecting the economic conditions or financial markets generally in any country or region in which the Company or any of its Subsidiaries conducts business; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation or enforcement thereof that are applicable to the Company or any of its Subsidiaries after the date of this Agreement; (C) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (D) changes affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (E) effects resulting from the public announcement of the Transactions, including the initiation of litigation or other legal proceeding by any Person with respect to this Agreement or the Transactions or any losses of employees; (F) the Company’s failure to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings; (G) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; (H) changes in the market price or trading volume of the ADSs; (I) actions taken (or omitted to be taken) at the request of Parent or Merger Sub; (J) effects resulting from the identity of, or any facts or circumstances relating to Parent, Merger Sub, the Guarantors or any of their respective Affiliates; or (K) loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; provided further, that events, circumstances, changes or effects set forth in clauses (A), (B), (C) and (G) above shall be taken into account in determining whether a “Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such events, circumstances, changes or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Permitted Liens” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics’ liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Group Companies or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not adversely impair in any material respect the use or occupancy of such real property or the operation of the business conducted thereon, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (vi) Liens imposed by applicable Law other than as a violation of Law, and (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, (x) Liens arising in connection with contractual arrangements through which the Company controls certain Group Companies; (xi) Liens created by licenses of Intellectual Properties in the ordinary course of business, and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong, Macau and Taiwan).

“Rollover Shareholders” means, collectively, Ctrip.com International, Ltd., Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited and Eagle Limited.

“Share” or “Shares” means Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share, of the Company.

“Share Incentive Plans” means the 2007 Share Inventive Plan and 2015 Share Incentive Plan of the Company and all amendments and modifications thereto.

“Sponsor” means Ocean Management Limited.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and data compilations, including data and collections of data, whether machine-readable or otherwise, (iii) software development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) documentation and other works of authorship (including user manuals and training materials) embodying any of the foregoing.

“Subsidiary” means, with respect to any Person, any Person of which (i) such party or any other Subsidiary of such party is a general partner, (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) such party or any other Subsidiary of such party controls through contractual arrangements.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

2015 Annual Report	Section 3.07(d)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.14(b)
Company Owned Intellectual Property	Section 3.14(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Converted Option	Section 2.02(b)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06

Depositary	Section 2.06
Dissenter Right	Section 2.03(a)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Equity Financing	Section 4.05(a)
Equity Financing Document	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
Guarantors	Recitals
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Limited Guarantee	Recitals
Limited Guarantees	Recitals
Material Adverse Effect	Section 4.12(b)
Material Company Permits	Section 3.06(a)
Material Contract	Section 3.17(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Permits	Section 3.06(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01
Real Property Leases	Section 3.13(b)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Risk Factors	Article III
Rollover Shares	Recitals
Rules	Section 9.09(b)
SAFE	Section 3.06(a)
SAIC	Section 3.06(a)

SAT	Section 3.06(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)(i)
Shareholders’ Meeting	Section 6.02(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(f)
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Trade Secrets	Section 3.14(c)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)(i)
Vested Award Exchange Ratio	Section 2.02(b)

Section 9.04                             Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.05                             Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.06                             Entire Agreement; Assignment.

This Agreement (including the Company Disclosure Schedule and any exhibits or annexes thereto), the Confidentiality Agreements, the Support Agreement, the Limited Guarantees, the Equity Financing Document and other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided, however, for avoidance of doubt, that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time, and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 9.07                             Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08                             Specific Performance.

(a)                                 The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that each party hereto shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity.  Each party hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  If any party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) if longer, such time period established by the court presiding over such Action.

(b)                                 Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable remedies to enforce Parent’s obligation to consummate the Merger and the other Transactions only in the event that (A) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived and (B) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03.

(c)                                  Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b), by the Company on the other hand, plus, in each case, any amounts pursuant to Section 8.06(c) (if any), and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is a member of the Parent Group, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09                             Governing Law and Jurisdiction.

(a)                                 This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, any provisions of this Agreement which are required to be governed by the CICL or the Laws of the Cayman Islands, including the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to the Dissenting Shares and the fiduciary or other duties of the Company shall be construed and governed by the Laws of the Cayman Islands, and the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)                                 Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10                             Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11                             Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12                             Expenses. Expect otherwise explicitly provided hereunder, all expenses and fees incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense and fees.

Section 9.13                             Counterparts.

This Agreement may be executed and delivered (including by pdf electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14                             Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OCEAN MANAGEMENT HOLDINGS LIMITED

By	/s/ Tony Tianyi Jiang
Name: Tony Tianyi Jiang
Title: Director

OCEAN MANAGEMENT MERGER SUB LIMITED

By	/s/ Tony Tianyi Jiang
Name: Tony Tianyi Jiang
Title: Director

QUNAR CAYMAN ISLANDS LIMITED

By	/s/ Jimmy Lai
Name: Jimmy Lai
Title: Chairman of the Special Committee

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date] 2016.

BETWEEN

(1)                                 Ocean Management Merger Sub Limited, an exempted company incorporated under the Laws of the Cayman Islands on 19 September 2016, with its registered office situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Merging Company”); and

(2)                                 Qunar Cayman Islands Limited, an exempted company incorporated under the Laws of the Cayman Islands on 1 August 2006, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)                                 Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of October 19 2016 between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)                                 This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)                                  Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING COMPANY

2.                                      The name of the surviving company (as defined in the Companies Law) shall be Qunar Cayman Islands Limited.

REGISTERED OFFICE

3.                                      The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Time (as defined below), the authorized share capital of Merging Company was US$50,000 divided into 50,000 shares with a par value of US$1.00 each, of which one share had been issued and fully paid.

5.                                      Immediately prior to the Effective Time, the authorized share capital of the Company was US$ 800,000 divided into 800,000,000 shares with a par value of US$0.001 each, of which [number] shares had been issued and fully paid.

6.                                      At the Effective Time, the authorized share capital of the Surviving Company shall be US$[number] divided into [number] shares with a par value of US$[number] each.

7.                                      At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)                                 each share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid share with a par value of US$[number] each in the share capital of the Surviving Company;

(b)                                 each share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$[number] in cash per share without interest;

(c)                                  each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor; and

(d)                                 each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

8.                                      At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.                                      The Merger shall take effect on the date when this Plan of Merger is registered by the Registrar of Corporate Affairs of the Cayman Islands in accordance with section 233(3) of the Companies Law (the “Effective Time”).

PROPERTY

10.                               At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.                               At the Effective Time, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger.

DIRECTORS BENEFITS

12.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.                               The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[To be confirmed]

SECURED CREDITORS

14.                               (a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) [the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger].

RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.                               This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.                               This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.                               This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.                               This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of Ocean Management Merger Sub Limited:

Tony Tianyi Jiang
Director

Duly authorized for and on behalf of Qunar Cayman Islands Limited

[name]
Director

Appendix I

(The Agreement)

Appendix II

(Amended and Restated Memorandum and Articles of Surviving Company)

ANNEX B

EXCLUDED SHARES

Shareholders	Shares Beneficially Owned by Shareholders
Ctrip.com International, Ltd.	190,152,519

Momentum Strategic Holdings, L.P.	34,974,767

M Strat Holdings, L.P.	85,748,724

Earthly Paradise Investment Fund L.P.	19,073,046

Seavour Investment Limited	20,768,196

Shuofeng Holdings Limited	20,996,538

Richbright Investment Limited	21,294,216

Eagle Limited	20,596,914